CONSOL ENERGY INC.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317

July 8, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CONSOL Energy Inc. Registration Statement on Form S-4 (File No. 333-157894)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CONSOL Energy Inc. hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. on July 9, 2009 or as soon as practicable thereafter.

The Company hereby confirms that it is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement.

[Signature Page for Acceleration Request]

Very truly yours, CONSOL ENERGY INC.

By:	/s/ J. Brett Harvey
J. Brett Harvey President and Chief Executive Officer

Cc:	Norman Gholson (via email)